Announcement








                  CompanyMerrill Lynch International
                  TIDMTTP
                  HeadlineEMM Disclosure
                  Released11:15 5 Feb 2003
                  Number0850H






      FORM 38.5 (SUMMARY)

      Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

      CONNECTED EXEMPT MARKET-MAKERS:

      DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS Name of EMM Merrill Lynch International
      Date of disclosure 05 February 2003
      Date of dealing04 February 2003
      Telephone number 020 7996 1038
      Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:
      04 February 2003
      Safeway Plc - Common
      Safeway Plc - Contract for Difference
      Cambridge Antibody Tech Group - Common
      Morrison (W.M) Supermarkets - Common
      Oxford Glycosciences Plc - Common
      AMENDMENT
      state which element(s) of disclosure was incorrect:
      In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.
      For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring
      Section of the Panel, Tel. No: 0171 638 0129




      FORM 38.5

      Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

      CONNECTED EXEMPT MARKET-MAKERS:

      DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS Dealing inMorrison (W.M) Supermarkets
      Class of securityCommon
      Date of disclosure 05 February 2003
      Date of dealing04 February 2003
      Name of EMM Merrill Lynch International
      Name of offeree/offeror with whom connectedTrackdean Investments Ltd Number of securities purchased226,595
      Highest price paid* GBP1.72
      Lowest price paid* GBP1.69
      Number of securities sold137,425
      Highest price paid* GBP1.72
      Lowest price paid* GBP1.69
      *Currency must be stated



      FORM 38.5

      Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

      CONNECTED EXEMPT MARKET-MAKERS:

      DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS Dealing inOxford Glycosciences Plc
      Class of securityCommon
      Date of disclosure 05 February 2003
      Date of dealing04 February 2003
      Name of EMM Merrill Lynch International
      Name of offeree/offeror with whom connected Cambridge Antibody Tech
      Group
      Number of securities purchased55
      Highest price paid* GBP1.67
      Lowest price paid* GBP1.67
      Number of securities soldNil
      Highest price paid*n/a
      Lowest Price Paid*n/a
      *Currency must be stated



      FORM 38.5

      Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

      CONNECTED EXEMPT MARKET-MAKERS:

      DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS Dealing inCambridge Antibody Tech Group
      Class of securityCommon
      Date of disclosure 05 February 2003
      Date of dealing04 February 2003
      Name of EMM Merrill Lynch International
      Name of offeree/offeror with whom connected Cambridge Antibody Tech
      Group
      Number of securities purchased4,925
      Highest price paid* GBP4.64
      Lowest price paid* GBP4.64
      Number of securities sold1,936
      Highest price paid* GBP4.64
      Lowest price paid* GBP4.64
      *Currency must be stated




      FORM 38.5

      Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

      CONNECTED EXEMPT MARKET-MAKERS:

      DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS Dealing inSafeway Plc
      Class of securityContract for Difference
      Date of disclosure 05 February 2003
      Date of dealing04 February 2003
      Name of EMM Merrill Lynch International
      Name of offeree/offeror with whom connectedTrackdean Investments Ltd Expiry Date01 November 2003

      Sell To Open
      Number of securities purchased867,000
      Highest price paid* GBP3.12
      Lowest price paid* GBP2.31
      Number of securities soldNil
      Highest price paid*n/a
      Lowest Price Paid*n/a
      *Currency must be stated




      FORM 38.5

      Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

      CONNECTED EXEMPT MARKET-MAKERS:

      DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS Dealing inSafeway Plc
      Class of securityContract for Difference
      Date of disclosure 05 February 2003
      Date of dealing04 February 2003
      Name of EMM Merrill Lynch International
      Name of offeree/offeror with whom connectedTrackdean Investments Ltd Expiry Date01 November 2003

      Sell to Close
      Number of securities purchased50,000
      Highest price paid* GBP3.18
      Lowest price paid* GBP3.18
      Number of securities soldNil
      Highest price paid*n/a
      Lowest Price Paid*n/a
      *Currency must be stated




      FORM 38.5

      Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

      CONNECTED EXEMPT MARKET-MAKERS:

      DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS Dealing inSafeway Plc
      Class of securityContract for Difference
      Date of disclosure 05 February 2003
      Date of dealing04 February 2003
      Name of EMM Merrill Lynch International
      Name of offeree/offeror with whom connected Trackdean Investments Ltd Expiry Date01 November 2003

      Buy to Close
      Number of securities purchasedNil
      Highest Price Paid*n/a
      Lowest Price Paid*n/a
      Number of securities sold867,000
      Highest price paid* GBP3.12
      Lowest price paid* GBP2.31
      *Currency must be stated




      FORM 38.5

      Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

      CONNECTED EXEMPT MARKET-MAKERS:

      DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS Dealing inSafeway Plc
      Class of securityCommon
      Date of disclosure 05 February 2003
      Date of dealing04 February 2003
      Name of EMM Merrill Lynch International
      Name of offeree/offeror with whom connectedTrackdean Investments Ltd Number of securities purchased153,528
      Highest price paid* GBP3.20
      Lowest price paid* GBP3.17
      Number of securities sold124,761
      Highest price paid* GBP3.20
      Lowest price paid* GBP3.18
      *Currency must be stated

END